================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            -----------------------

                                 ENTRUST, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                            -----------------------

          Options to Purchase Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                            -----------------------

                                     n/a*
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                            -----------------------

                               F. William Conner
                     President and Chief Executive Officer
                                 Entrust, Inc.
                       One Preston Park South, Suite 400
                          4975 Preston Park Boulevard
                              Plano, Texas 75093
                                (972) 943-7300
(Name, address and telephone number of person authorized to receive  notices and communications on behalf of filing person)

                            -----------------------

                                  Copies to:
                             Page Mailliard, Esq.
                       Wilson Sonsini Goodrich & Rosati
                              650 Page Mill Road
                       Palo Alto, California  94304-1050
                                (650) 493-9300

                           CALCULATION OF FILING FEE
================================================================================

          Transaction Valuation+                 Amount of Filing Fee
--------------------------------------------------------------------------------
          $     56,739,515                       $      11,349
================================================================================
+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,833,538 shares of common stock of Entrust, Inc. having an aggregate value of $56,739,515 as of June 12, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid:  $11,063.
                    Form or Registration No.:  Schedule TO.
                         Filing party:  Entrust, Inc.
                          Date filed:  June 19, 2001.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

* There is no trading market or CUSIP number for the options. The CUSIP number for the underlying common stock is 293848107.

================================================================================

Introductory Statement

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 19, 2001, as amended by the Schedule TO-I/A filed with the Securities and Exchange Commission on July 3, 2001 (collectively, the "Schedule TO"), relating to our offer to exchange all options outstanding under our Amended and Restated 1996 Stock Incentive Plan, as amended, and 1999 Non-Officer Employee Stock Incentive Plan (the "1999 Plan") to purchase shares of our Common Stock, par value $0.01 per share, for new options that will be granted under the 1999 Plan, upon the terms and subject to the conditions described in the (i) Offer to Exchange, as amended, (ii) the memorandum from F. William Conner, President and Chief Executive Officer of the Company, dated June 19, 2001, (iii) the Election Form, as amended, (iv) the Notice to Withdraw from the Offer, as amended, and (v) the form of Promise to Grant Stock Option(s).

     The Offer to Exchange, attached to the Schedule TO as Exhibit (a)(3), is amended and restated to clarify that (i) affiliates of the Company, which include members of our Board of Directors and all employees who are defined as "officers" for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended (those officers listed in Schedule A to the Offer to Exchange), are not eligible to participate in the offer; (ii) all tendered options accepted by
---
Entrust through the offer will be cancelled promptly on the first business day following the date the offer ends; (iii) as of June 12, 2001, options to purchase approximately 10,383,481 of our shares were held by eligible employees;
(iv) if we receive and accept tenders of all outstanding options from eligible employees, subject to the terms and conditions of the offer, we will grant new options to purchase a total of approximately 9,833,538 shares of common stock; and (v) the telephone number to reach Jeff Bearrows at Entrust is (613) 270-2990.

     The Election Form, attached to the Schedule TO as Exhibit (a)(5), and the Form of Notice to Withdraw from the Offer, attached to the Schedule TO as Exhibit (a)(6), are each amended and restated to delete any references to a requirement that optionees affirmatively acknowledge reading and understanding the terms and conditions of the Offer to Exchange. With respect to any Election Forms or Notices to Withdraw from the Offer that have been executed and returned by optionees prior to the filing of this Amendment No. 2, we agree not to enforce the previous requirement that optionees affirmatively acknowledge reading and understanding the terms and conditions of the Offer to Exchange. In addition, the Election Form and the Form of Notice to Withdraw from the Offer are each amended to reflect that the telephone number to reach Jeff Bearrows at Entrust is (613) 270-2990.

Item 1.  Summary Term Sheet.

     Item 1 of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, as amended.

Item 2.  Subject Company Information.

     Item 2(b) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, Election Form and Form of Notice to Withdraw from the Offer, each as amended.

Item 4.  Terms of the Transaction.

     Items 4(a) and 4(b) of the Schedule TO are hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, as amended.

Item 6.   Purposes of the Transaction and Plans or Proposals.

     Item 6(b) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, as amended.

Item 7.   Source and Amount of Funds or Other Consideration.

     Item 7(a) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, as amended.

Item 8.   Interest in Securities of the Subject Company.

     Item 8(b) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, as amended.

Item 11.  Additional Information.

     Item 11 (a) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, as amended.

Item 12.  Exhibits.

     Item 12 of the Schedule TO is hereby amended and restated to incorporate the information set forth in the Offer to Exchange, Election Form and Form of Notice to Withdraw from the Offer, each as amended and attached hereto.

      (a)  (1)   Press Release Announcing Commencement of Offer, dated June 19,
                 2001.*

           (2) Form of E-mail Letter from F. William Conner, President and Chief Executive Officer, to Eligible Employees, dated June 19, 2001.*

           (3)   Offer to Exchange, dated June 19, 2001.

           (4) Memorandum from F. William Conner, President and Chief Executive Officer, to Eligible Employees, dated June 19, 2001.*

           (5)   Election Form.

           (6)   Form of Notice to Withdraw From the Offer.

           (7)   Form of Promise to Grant Stock Option(s).*

           (8) Form of Joint Election Form (for employees who reside or work in the United Kingdom).*

           (9)   Form of Confirmation of Receipt of Election Form.*

           (10) Form of Confirmation of Receipt of Notice to Withdraw From the Offer.*

           (11) Entrust, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 20, 2001, and incorporated herein by reference.

           (12) Entrust, Inc. Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 21, 2001, and incorporated herein by reference.

           (13) Entrust, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by reference.

           (14) Entrust, Inc.'s Current Report on Form 8-K dated July 3, 2001 filed with the SEC on July 3, 2001, and incorporated herein by reference.

      (b)  Not applicable.

      (d)  (1)   Entrust, Inc. Amended and Restated 1996 Stock Incentive Plan,
                 as amended. Filed as Exhibit 10.10 to the Company's Quarterly
                 Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000, and incorporated herein by reference.

           (2) Entrust, Inc. 1996 Amended and Restated 1996 Stock Incentive Plan Prospectus.*

           (3) Entrust, Inc. 1999 Non-Officer Employee Stock Incentive Plan, as amended. Filed as Exhibit 99 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on June 13, 2001, and incorporated herein by reference.

           (4) Entrust, Inc. 1999 Non-Officer Employee Stock Incentive Plan Prospectus.*

           (5) Entrust, Inc. 1999 Non-Officer Employee Stock Incentive Plan form of Non-Statutory Stock Option Agreement.*

      (g)  Not applicable.

      (h)  Not applicable.

* Previously filed as an exhibit to the Schedule TO filed by Entrust on June 19, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ENTRUST, INC.


                                    /s/  F. William Conner
                                    ---------------------------------------
                                    F. William Conner
                                    President and Chief Executive Officer

Date:  July 12, 2001

                               INDEX TO EXHIBITS

  Exhibit
   Number                               Description
-----------     --------------------------------------------------------------
(a)(3)          Offer to Exchange, dated June 19, 2001.

(a)(5)          Election Form.

(a)(6)          Form of Notice to Withdraw From the Offer.